Exhibit 99.1

STRICTLY PRIVATE AND CONFIDENTIAL

July 13, 2007

Northern Orion Resources Inc.
1075 West Georgia Street, Ste. 250
Vancouver, B.C.  V6C 3C9

Attention:        David Cohen, President and Chief Executive Officer

Dear Mr. Cohen:

This letter is to confirm in writing our agreement to amend the binding letter agreement between Yamana Gold Inc. and Northern Orion Resources Inc. dated June 27, 2007 (the “Letter Agreement”) as follows:

The first sentence of paragraph 3, “Definitive Agreement”, on page 3 of the Letter Agreement is hereby deleted in its entirety and replaced with the following:

“Yamana and Northern Orion agree to negotiate in good faith and use their best efforts to enter into a definitive agreement providing for the Transaction and consistent with the terms hereof (the “Definitive Agreement”) on or before July 20, 2007 (with the date of execution of the Definitive Agreement being the “Definitive Agreement Date”).”

Except as hereby amended, all terms and conditions of the Letter Agreement remain the same, in full force and effect, and time shall continue to remain of the essence.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and thereafter returning such executed copy to Yamana by no later than 6:00 p.m. (Toronto time) on July 13, 2007, failing which this agreement shall be of no force or effect.

YAMANA GOLD INC.

By:	/s/ Charles B. Main

Accepted as of this 13th day of July, 2007.

NORTHERN ORION RESOURCES INC.

By:	/s/ David Cohen